EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Immediate report – class action against D.B.S. Satellite Services (1998) Ltd.

On December 2, 2015, the Company received a notice from its subsidiary, D.B.S. Satellite Services (1998) Ltd. (“Yes”) regarding a claim together with a class action certification motion which had been filed with the Central District Court against it and an additional multi-channel television company (hereinafter together, the “Respondents”).

According to the petitioners, the Respondents have acted unlawfully by providing their customers with paid content services (as part of the Respondents’ VOD services to their customers), which are provided in automatically renewable time-limited transactions, while unilaterally charging their customers for the service without receiving the customer’s consent and contrary to the provisions of the Consumer Protection Law, 5741-1981. By doing so, according to the allegations, the Respondents are unlawfully charging their customers and are becoming enriched unlawfully.

The petitioners have requested the court, among other requests, to require the Respondents to refund the class members the amounts they were unlawfully charged, as aforementioned. The petitioners do not explicitly stipulate the amount of the claim against the Respondents, but estimate that the above-described conduct yields “tens of millions of shekels” in income for the Respondents.

Yes is studying the claim and the class action certification motion, and neither it and/nor the Company is able to evaluate the likelihood of success of the claim at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.